Exhibit 99.2

REPORT ON MODERN SLAVERY

FOR THE YEAR ENDED DECEMBER 31, 2023

Approved by the Board of Directors on March 7, 2024

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7

1.	REPORTING REQUIREMENT

This Report on Modern Slavery (the “Report”) is being prepared, filed and mailed by Fairfax Financial Holdings Limited (“Fairfax”) in compliance with its reporting requirements under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”).

2.	CORPORATE STRUCTURE

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax was originally incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Fairfax is a public company, whose subordinate voting shares are listed for trading on the Toronto Stock Exchange and trade in Canadian dollars under the symbol “FFH” and in U.S. dollars under the symbol “FFH.U”. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Our subsidiary companies, in which we are invested, operate in diverse industries and regions on a decentralized basis and are run by their Presidents, except for performance evaluation, succession planning, acquisitions, financing, and investments, which are done by or with Fairfax. Fairfax is also responsible for financial reporting requirements, aggregating the total risk across insurance operations and promoting corporate culture throughout our operating companies. Fairfax itself is not an operating company.

Based on our decentralized operating model, together with the fact that Fairfax is a holding company, Fairfax and Fairfax’s operating companies operate in different industries and regions and according to different risk profiles and company-specific practices, any subsidiary companies of Fairfax that are in scope under the Act will be meeting their reporting obligations under the Act separately. This Report only addresses the operations of Fairfax.

Fairfax does not undertake activities relevant to the Act, other than very minor dealings. However, certain of Fairfax’s operating companies undertake relevant activities.

3.	POLICIES AND PROCESSES RELATING TO FORCED AND CHILD LABOUR

This Report and Fairfax’s Modern Slavery Policy (described in greater detail below) are consistent with Fairfax’s Guiding Principles and our existing Corporate Governance Policies, including Fairfax’s Code of Business Conduct and Ethics (the “Code”). Fairfax’s Code is built around the primary value in our longstanding and regularly reported Guiding Principles – “honesty and integrity are essential in all our relationships and will never be compromised”. Together, these policies also complement Fairfax’s existing Environmental, Social and Governance (“ESG”) framework, in respect of which Fairfax began preparing an Annual ESG Report in 2021, which is updated on an annual basis.

In 2023, we worked to better understand our reporting obligations under the Act as they pertain to Fairfax and its subsidiary companies. Among other things, we reviewed and updated Fairfax’s corporate policy framework to more concretely address child labour and forced labour, and engaged with our operating companies to assess their existing policies and procedures relating to the matters covered by the Act.

For fiscal 2023, we began requesting certifications from all CEOs and CFOs at our subsidiary companies confirming that the risks relating to the potential for forced or child labour is taken into account in the operations of their respective company and its supply chains, and that adequate policies and/or procedures are in place to discharge their responsibilities for the prevention of the use of forced or child labour in such company’s operations and its supply chains. Going forward, such certifications will be requested in connection with all fiscal quarter and year end periods.

In 2023, we also prepared a Modern Slavery Policy (the “Policy”), which was approved by Fairfax’s Board of Directors in early 2024. The Policy was introduced to provide concrete internal guidance regarding compliance with the Act, and to highlight the importance of Fairfax’s commitment to avoid any form of child labour, forced labour, modern slavery or human trafficking within its operations or its supply chains. Among other things, the Policy strictly prohibits any form of modern slavery in our operations or supply chains and, notably, is applicable to all directors, officers and employees of Fairfax and of every subsidiary of Fairfax. The Policy further underscores the importance of identifying material ESG factors when conducting due diligence on potential investments including, where applicable, those relevant to modern slavery.

4.	AREAS OF RISK

As described above, Fairfax is a holding company, not an operating company, and its subsidiary companies operate on a decentralized basis. Accordingly, we have determined that Fairfax’s activities and its direct supply chains do not carry a material risk of forced labour under the Act. As noted above, Fairfax does not undertake activities relevant to the Act, other than very minor dealings.

5.	REMEDIATION MEASURES

No situations have arisen requiring implementation of remediation measures.

6.	REMEDIATION OF LOSS OF INCOME

Fairfax recognizes that efforts to prevent and reduce the risk of forced labour and child labour can have unintended consequences of contributing to a loss of income for vulnerable families; however, no situations have arisen requiring implementation of remediation measures.

7.	TRAINING

Fairfax’s Modern Slavery Policy sets an expectation that subsidiary companies will train employees in respect of modern slavery issues and preventive measures, as applicable. In 2023, Fairfax did not require formal training on modern slavery for its own employees; however, Fairfax has determined, going forward, that it will impose a requirement for the completion of annual training for employees with job functions relevant to the prevention of child labour and forced labour in Fairfax’s operations, supply chains and investments. Training is expected to begin in 2024.

8.	HOW WE ASSESS EFFECTIVENESS

Fairfax acknowledges that modern slavery is a possible risk within its operations and supply chain, though that risk is generally low in relation to Fairfax, as relevant activities undertaken by Fairfax are minimal and generally relate to the operation of its office in Toronto, Canada. Fairfax undertakes various steps to address this risk, including periodically reviewing our policies and business practices to ensure that they reflect our commitment to implementing effective systems reduce the risk of modern slavery in our business and supply chains.

This Report was approved by the board of directors of Fairfax pursuant to section 11(4)(a) of the Act.

In accordance with the Requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above.  Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full name: V. Prem Watsa

Title: Chairman and Chief Executive Officer

Date: March 8, 2024

(Signed) “V.P. Watsa”

I have the authority to bind Fairfax Financial Holdings Limited

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